FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Qtrilmet recommended for approval in EU by CHMP

23 September 2019 07:00 BST

Qtrilmet recommended for approval in EU by
CHMP for the treatment of type-2 diabetes

AstraZeneca today announced that Qtrilmet (metformin hydrochloride, saxagliptin and dapagliflozin) modified-release tablets have been recommended for marketing authorisation in the European Union for the treatment of adults with type-2 diabetes (T2D).

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) based its positive opinion on data from five Phase III trials which evaluated combinations of Forxiga (dapagliflozin) and Onglyza (saxagliptin) on a background of metformin in patients with inadequately-controlled T2D. The primary endpoint in these trials was mean change from baseline in HbA1c (average blood glucose levels) at week 24 or 52.

Across the trials, the combination of Forxiga, Onglyza and metformin was superior in reducing HbA1c versus Forxiga combined with metformin, Onglyza combined with metformin, or glimepiride combined with metformin. The combination of Forxiga, Onglyza and metformin with or without sulphonylurea (SU) was non-inferior to the combined use of insulin and metformin with or without SU in reducing HbA1c.

The safety results of the individual medicines in these trials were consistent with their known profile.

The CHMP recommended the marketing authorisation for Qtrilmet to improve glycaemic control when metformin with or without SU and either saxagliptin or dapagliflozin does not provide adequate glycaemic control, or when T2D patients are already being treated with metformin, saxagliptin and dapagliflozin.

Qtrilmetis approved in the US under the name Qternmet XR as an adjunct to diet and exercise to improve glycaemic control in adults with T2D.

About Qtrilmet
Qtrilmetis a once-daily, oral medicine comprised of the selective sodium-glucose co-transporter 2 (SGLT2) inhibitor Forxiga, the dipeptidyl peptidase-4 (DPP-4) inhibitor Onglyza and metformin hydrochloride extended release indicated as treatment in adults with T2D.

About AstraZeneca in CVRM
Cardiovascular, Renal & Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism (CVRM) and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow us on Twitter@AstraZeneca.

Media Relations
Gonzalo Viña		+442037495916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 5184122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Company Secretary

AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 23 September 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary